January 3, 2007

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc.
Amendment No. 1 to Registration Statement on S-3
Filed October 20, 2006
File No. 333-138103

Dear Ms. Jacobs:

Please find our response to your comment letter dated December 18, 2006.

Form S-3/A

General

1.
We note that 230,863 shares of common stock were added to your registration statement in Amendment No. 1. According to footnote (5) of the fee table, these shares were issued to investors in the 12% Notes as payment for $251,167 in accrued interest. You state on page 3 that you “clarified the terms of the Convertible Notes to permit payment of the interest, at the Company’s discretion,,in shares of common stock rather than cash.” However, Section 5.15(b) of the Convertible Note and Warrant Purchase Agreement states that accrued but unpaid interest on the Notes through the Exchange Date (as therein defined) is due in cash. Moreover, Section 1(a) of the 12% Convertible Note does not appear to provide the option for payment of interest expense in shares of common stock. Please provide a detailed legal analysis as to whether investors were contractually obligated to accept payment of accrued interest in shares of common stock. Your analysis should refer to the specific provisions of the financing documents that address this issue. If the investors were not contractually obligated to accept shares in lieu of cash for these payments, you should provide an analysis of the exemption from registration upon which you relied for the issuance of those shares and discussions, if any, you had with the investors relating to the inclusion of such shares in this pending registration statement.

The definitions section of the Convertible Note specifically defines “Principal Amount” as “the sum of (i) the original principal amount of this Note, (ii) all accrued but unpaid interest hereunder, and (iii) any default payments owing under the Agreements but not previously paid or added to the Principal Amount.” On the October 30, 2006 Exchange Date there was accrued but unpaid interest of $251,166.67 due to the Selling Stockholders. Section 3(b)(i) states that “Upon conversion of this Note pursuant to Section 3(a) above, the outstanding Principal Amount hereunder shall be converted into such number of fully paid, validly issued and non-assessable shares of Common Stock, free of any liens, claims and encumbrances.” As “Principal Amount” is defined to include all accrued but unpaid interest under the Note, and as the Company had accrued but not paid the interest in the amount of $251,166.67 due to the Selling Stockholders, the Note specifically permits the Company to pay the interest due in shares of common stock and obligates the Selling Stockholders to accept such shares.

Principal Amount also includes any default payments owing under the Agreements, and as the Note provides calculations of default payments for failure to pay the Principal Amount, the additional shares totaling 60,000 shares as payment for the failure of the Company to pay interest at October 30, 2006 when due also constitutes the Principal Amount and is convertible, according to section 3(b)(i), into shares of Common Stock.

The terms of the Preferred Stock contemplate that the Company may pay dividends in shares of Common Stock, at the Company’s option. Accordingly, it is not inconsistent with the Financing Documents, taken as a whole, to permit payment of interest and/or dividends in shares of Common Stock. The terms of the Note specifically permit the accrued but unpaid interest to be included in the convertible Principal Amount and neither the Note nor the Convertible Note and Warrant Purchase Agreement prohibit payment of interest in Common Stock. Accordingly, the Company and the Selling Stockholders have interpreted the terms of the Note and the other Financing Documents to permit payment of interest in shares of Common Stock, and, as a result, the Selling Stockholders were contractually obligated to accept shares of common stock in lieu of cash.

Even if the Selling Stockholders were not contractually obligated to accept shares of common stock in accordance with the terms of the Note, as described above, such issuances would be exempt from the registration requirements of Section 5 of the Act.

In the two most recognized SEC No-Action Letters from the Commission analyzing and providing guidance regarding the issue of “integration,” Black Box, Incorporated (See SEC No-Action Letter to Black Box Incorporated, Publicly Available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (See SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992)(collectively, the “No-Action Letters”), the Commission recognized that the nature and character of the investors in the private sales (i.e. large accredited institutional investors and “qualified institutional buyers”)—with the Commission taking the position that “qualified institutional buyers,” as such term is defined under Rule 144A, should be treated differently and not be integrated with any pending registration statement/public offering. In the No-Action Letters, the Commission concluded, for policy reasons, that a contemplated private placement to qualified institutional investors and two or three large institutional accredited investors in a transaction concurrent with the filing of a registration statement covering the issuer need not be integrated with the public offering. The Commission found that it was consistent with the purposes of the Act and the protection of investors for such private placement not to be deemed to be a part of, or integrated with, the issuer’s initial public offering. The nature of the private investors was such that they were capable of fending for themselves and did not need the protections afforded by the Act. In the SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992, the Commission explained that its position taken in Black Box was based primarily upon the nature and number of the offerees.

The issuance of the shares described above to the Selling Stockholders during the resale registration is consistent with this sentiment and analysis. Based on the No-Action Letters, the Company believes that the issuance of such shares while the Company is in registration should not be deemed to be a part of, or integrated with, the resale registration, and, therefore, would be exempt from the registration requirements of Section 5 of the Act. In accordance with the policy position taken by the Commission in the SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992, such issuance was made to only five (5) Selling Stockholders, 1 of which is a qualified institutional investor and the other 4 are large accredited institutional investors. Accordingly, the Selling Stockholders have knowledge and experience in financial and business matters and in the industry in which the Company operates that enable them to evaluate the merits and risks of investing in securities of the Company in connection with the issuance of shares of Common Stock. Moreover, each Selling Stockholder received shares of Common Stock as payment of interest and penalties pursuant to the terms of the Note and not as a result of any general solicitation brought about by the resale registration. Accordingly, the Company believes that the issuance to the Selling Stockholders is consistent with the Commission’s policy positions set forth in the No-Action Letters and was exempt under Section 4(2) of the Act and exempt from the registration requirements of Section 5 of the Act.

Part II

Signatures, page 20

2.
We note your revisions to this page in response to our prior comment. However, Instruction 1 to the signatures section of Form S-3 specifically requires that you indicate the individual signing the registration statement in the capacity of your controller or principal accounting officer, as well as the individuals signing in the capacity of your principal executive officer and principal financial officer. Please refer to the Form and revise accordingly.

Our registration statement has been revised to specify that the Chief Executive Officer is signing in the capacity of principal executive officer and the Chief Financial Officer is signing in the capacity of principal financial officer.

*     *     *     *

We acknowledge that in the event we request acceleration of the effective date of this registration statement, we will furnish a letter, at the time of such request including the items set forth in your November 16, 2006 comment letter.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

Cc:	Najeeb Ghauri, CEO NetSol Technologies, Inc.
Rebekah Toton, U.S. SEC